SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

VERSO TECHNOLOGIES, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $.01 Per Share, of Verso Technologies, Inc.
(Title of Class of Securities)
925317208
(CUSIP Number of Class of Securities (Underlying Common Stock))

Juliet M. Reising
Chief Financial Officer
Verso Technologies, Inc.
400 Galleria Parkway
Suite 200
Atlanta, Georgia 30339
(678) 589-3500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Person)
with copy to:
Robert C. Hussle, Esq.
Rogers & Hardin LLP
2700 International Tower,
229 Peachtree Street, NE
Atlanta, Georgia 30303
(404) 522-4700

CALCULATION OF FILING FEE

Transaction Value	Amount of Filing Fee
Not Applicable*	Not Applicable*
     * A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided in Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☒	Check the appropriate box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:

     This Tender Offer Statement on Schedule TO is being filed by Verso Technologies, Inc. (“Verso”) pursuant to General Instruction D to Schedule TO.
Additional Information and Where to Find It
     Verso has not commenced the exchange program referred to in the exhibit hereto. If the exchange program is approved by Verso’s shareholders, then Verso will provide its current officers, directors and employees who hold options to purchase Verso’s common stock with written materials explaining the full terms and conditions of the exchange program and will file the materials with the Securities and Exchange Commission (the “SEC”). WHEN THE MATERIALS BECOME AVAILABLE, VERSO’S CURRENT OFFICERS, DIRECTORS AND EMPLOYEES WHO HOLD OPTIONS TO PURCHASE VERSO’S COMMON STOCK SHOULD READ THE MATERIALS CAREFULLY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THE MATERIALS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED EXCHANGE PROGRAM. Once the materials are filed with the SEC, they will be available free of charge at www.sec.gov and by contacting Verso’s Investor Relations department at 400 Galleria Parkway, Suite 200, Atlanta, Georgia 30339, telephone (678) 589-3500.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Definitive forms of Notice of Annual Meeting of Shareholders and Proxy Statement filed on Schedule 14A with the Securities and Exchange Commission on October 5, 2006.